Mail Stop 6010

      June 20, 2005



VIA U.S. MAIL AND FAX (217) 226-6534

Ms. Ann Montgomery
Vice President of Finance
The GSI Group, Inc.
1004 East Illinois Street,
Assumption, Illinois 62510

	Re:	The GSI Group, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed April 15, 2005
		File No. 333-43089


Dear Ms. Montgomery:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

Liquidity and Capital Resources, page 17

1. We note the significant inventory and accounts receivable balances at December 31, 2004. Please discuss these balances and their related turnover/collection rates on a comparative basis and the reasons for the significant increases in the current year. Also, explain the basis of your conclusions regarding the recoverability of inventory and accounts receivable as of the most recent balance sheet date.

Financial Statements

Report of Independent Registered Public Accounting Firm - Page 23

2. Please provide us with a copy of the signed audit opinion.
Please
ensure future filings include a properly signed audit opinion from your auditors.

Note 2. Summary of Significant Accounting Policies, page 31

Inventories, page 32

3. Tell us more about your reserves for obsolete or slow moving inventory. Tell us the method of measuring inventory obsolescence. If your policy is different for inventory items and categories, please explain.

Note 10. Employee Benefit Plans, page 38

4. Please tell us where the non-recourse promissory notes are recorded in your financial statements. Discuss the consideration given to reflecting the advances to stockholders as a reduction of stockholders` equity. If the stockholders` stock is collateral for the advance, it appears that the amount should be reflected as a reduction of equity. See the related guidance in SAB Topics 4E and
4G.  Please advise.

Note 12. Commitments and Contingencies, page 41

5. We note that Rabobank International is entitled to a success fee if the company is sold in the next twelve months. Since the company is being sold to Charlesbank Equity Fund, please tell us the amount of the success fee and if it was accrued as of the balance sheet date.


Note 15. Business Combinations, page 41

6. We noted that you acquired the outstanding shares of FarmPro on December 22, 2004 and subsequently sold it for a loss of $7.2 million prior to December 31, 2004. Please respond to the following:

* Explain in detail how you valued and recorded the acquisition
and
subsequent sale.   Demonstrate that your accounting complied with
GAAP.

* We assume that the acquired company does not meet the significance criteria set forth under Rule 3-05 of Regulation S-X. Please confirm and provide all supporting calculations.

* Tell us the business purpose of the simultaneous purchase and sale of FarmPro. Explain any relations between you, your shareholders and
FarmPro.

* Tell us the nature and how you determined the fair value of the assets retained and liabilities assumed. Clarify if amounts are in thousands.

* Tell us the nature and the accounting for the $4.5 million guarantee for FarmPro.

We may have additional comments after reviewing your response.


Item 9A. Controls and Procedures, page 45

7. Please revise your disclosure to address changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.


      As appropriate, please amend your Form 10-K for the period ending December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,



								Angela Crane
								Branch Chief
Ms. Ann Montgomery
The GSI Group, Inc.
June 20, 2005
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